Investors Title Company
121 North Columbia Street
Chapel Hill, NC 27514



                                  June 6, 2005



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:  Investors Title Company
     Form 10-K for the fiscal year ended December 31, 2004
     File No. 000-11774

Dear Mr. Rosenberg:

We have reviewed the comment included in your letter dated May 24, 2005 regarding the Form 10-K filed by Investors Title Company (the Company) for the fiscal year ended December 31, 2004. The Company is requesting confidentiality pursuant to the Commission's Rule 83 for one sentence of this response letter which is redacted from this EDGAR filing. The unredacted letter and accompanying request are being sent under separate cover. Following is the Commission's comment and the Company's response:

Comment 1: Critical Accounting Policies - Reserves for Claims
-------------------------------------------------------------

Comment: We believe your disclosure in Management's Discussion and Analysis regarding the reserve for claims could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management's Discussion and Analysis. Accordingly, please provide us information supporting this objective including the following information as well as your analysis supporting why you excluded this information from the filing:

          Please provide the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management's best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarial method and/or assumptions used) would have on reported results, financial position and liquidity.

          If you do not calculate a range around your loss reserve, but instead use point estimates please tell us:

               o The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

               o How management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.

               o The quantified and narrative impact that reasonably likely changes in one or more of the variables (i.e. actuarial method and/or assumptions used) would have on reported results, financial position and liquidity.

          Based on your disclosure it is unclear whether you accrue your policy reserve when the premiums are recognized as revenue. Please tell us management's policy for recognizing claim reserves and how your policy complies with paragraph 17 of SFAS 60.


Response: The Company records the claims provision as a percentage of premium income. The Company considers factors such as the Company's historical loss experience, case reserve estimates on reported claims, large claims and other relevant factors in determining the aggregate recorded expected liability for claims. Events such as fraud, defalcation and multiple property defects can cause increases in estimates of claim liabilities. Title claims can be complex and may involve uncertainties as to ultimate exposure. In addition, some claims may require a number of years to settle, and therefore determine the final liability for indemnity and loss adjustment expense.

          The Company utilizes an independent actuarial consultant to comply with the reporting requirements of the National Association of Insurance Commissioners. The actuary has significant expertise in the title industry and strives to stay abreast of recent trends that could affect exposure to losses. Management reviews the actuarial loss and loss adjustment expense reserve estimates prepared by the independent consulting actuary along with factors discussed in the preceding paragraph in determining its aggregate recorded expected liability for claims.

          For title insurance, case reserves on reported claims alone are an insufficient measure of the ultimate cost due in part to the longer claim-tail, the greater likelihood of protracted litigation and the limited facts available at the time the claim is first reported. The aggregate recorded liability consists of case reserves on reported claims and an estimate for claims that have been incurred but not reported (IBNR).

          The Company's independent consulting actuary provides both a range of reasonable estimates for claims reserves and a selected estimate to management. In establishing management's best estimate, the Company compares the actuary's projections to the reserves recorded by management to evaluate the adequacy of claims reserves. The Company's claims reserves at December 31, 2004 were $31,842,000, including reserves for known and IBNR claims. At December 31, 2004, the Company recorded its reserves at the actuary's selected estimate adjusted upward for facts discovered in January 2005 regarding two large claims that could potentially increase the Company's exposure. To date, these claims are still pending, so ultimate exposure is still uncertain at this time. The Company's recorded reserves at December 31, 2004 were still within the recommended range provided by the independent consulting actuary.

          In a separate confidential letter to the Commission, the independent consulting actuary's reserve range and selected estimate are provided. Note the independent consulting actuary considers this information privileged and confidential. Therefore, this information has been excluded from this letter and SEC filings.

          The Company's actuarial consultant applied the following four loss development methods to case incurred and paid losses with allocated loss adjustment experience (ALAE): paid loss development method, incurred loss development method, a Bornhuetter-Ferguson Method on a paid loss development basis and a Bornhuetter-Ferguson Method on an incurred loss development basis. He analyzed "jumbo" and "non-jumbo" claims experience separately. "Jumbo" claims were considered to be those claims exceeding $100,000 individually. This definition of "jumbo" and "non-jumbo" was established by management and he found this definition to be reasonable.

          The loss development methods separately projected ultimate loss and ALAE for each policy year on the basis of historical emergence patterns in the Company's incurred and paid loss data. The actuary used the Company's loss data to estimate reporting and payment patterns. He applied actuarial judgment in selecting the loss development factors underlying this analysis so that the most recent three policy years of experience were properly reflected in his selected estimate.

          The Bornhuetter-Ferguson Methods utilize premiums written plus other income as the exposure base. The initial loss and ALAE ratios used in the Bornhuetter-Ferguson Methods were based on the Company's historical loss and ALAE ratios by policy year.

          Prior to establishing his estimate for year-end 2004 loss and loss adjustment expense reserves, the consulting actuary reviewed the Company's most recent loss experience and, based upon his interpretation of the results associated with policy years 2002, 2003 and 2004, he concluded that additional weight should be applied to the more recent experience. It was the actuary's belief that the most recent three years of policy year experience would be more relevant than older policy years. Older policy years were relied upon; however, the analysis of jumbo losses and non-jumbo losses over the most recent three policy years was a critical consideration in the actuary's selection of his estimate.XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
          XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
          XXXXXXXXXXXXXXXXXX. Management increased the actuary's selected estimate to $31,842,000 due to facts discovered regarding the two large claims noted earlier.

          Changes in variables or assumptions primarily affect the loss ratio. The actual loss ratio in 2004 was 11.1%. If one or more of the variables (i.e. actuarial method and/or assumptions used) changed such that the Company's loss ratio increased or decreased approximately 10% or one percentage point, the impact on after-tax income for the year ended December 31, 2004 follows:

          Increase of Loss Ratio of 1%                                $(474,000)
          Decrease in Loss Ratio of 1%                                  474,000

          Based upon management's discussions with its independent consulting actuary, management does not believe that it is reasonably likely that changes in one or more of the variables would have a material impact on reported results, financial position or liquidity. Although the actuarial assumptions utilized by the independent consulting actuary are consistent with the historical operating results of the Company, each of the methodologies utilized by the independent consulting actuary would respond to changes in variables or assumptions. Specifically, the paid loss development method would respond to changes in the payment patterns associated with claim and loss adjustment expenses. The incurred loss development method, which includes claims reserves as well as claim payments, would respond to underlying changes in case reserving or claim reporting patterns. The Bornhuetter-Ferguson Methods, on either a paid basis or an incurred basis, would respond to changes in variables while simultaneously being responsive to changes in premium levels and a changing loss ratio assumption consistent with the independent actuary's selection of a target loss ratio for the Bornhuetter-Ferguson Methods. By reviewing the unadjusted loss and loss adjustment expense reserve estimates of a variety of generally accepted actuarial methodologies, in conjunction with consideration of the more recent loss experience of the Company, the consulting actuary provides management with his recommended range of reasonable results, his selected loss reserve and an explanation of the methodologies that he has utilized.

          In the Title Insurance segment, the Company records its provision for future claims payments at the time premiums are recognized as revenue in accordance with paragraph 17 of SFAS 60. In future filings with the Commission, the Company will provide additional disclosures consistent with the resolution of this inquiry.

          As required by the Commission, the Company acknowledges that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, please contact me at 919-968-2200.


                                                     Sincerely,

                                                     /s/ James A. Fine, Jr.
                                                     ----------------------
                                                     James A. Fine, Jr.
                                                     President and CFO